NCI, Inc.

11730 Plaza America Drive

Reston, Virginia 20190

October 18, 2005

By EDGAR and Facsimile

Securities and Exchange Commission

One Station Place,

100 F Street, NE

Washington, D.C. 20549

Re:	NCI, Inc. Registration Statement on Form S-1, as amended (File No.
333-127006)

Ladies and Gentlemen:

NCI, Inc. (the “Company”) hereby requests that the referenced registration statement filed by the Company with the Securities and Exchange Commission be declared effective at 5:00 p.m. on October 20, 2005 or as soon thereafter as practicable.

The disclosure in the filing is the responsibility of the Company. The Company acknowledges and represents to the Commission that:

(i)	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCI, Inc.

By:	/s/ Michele R. Cappello
Name:	Michele R. Cappello
Title:	Vice President and
General Counsel